# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tribeca Strategic Acquisition Corp., CIK 0002094919
CUSIP: G90420103
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 1301 Avenue of the Americas, 6th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/01/2026
Filed by CIK 0002130785
Persons authorized to receive notices and communications: Timothy R. Ramdeen, 1301 Avenue of the Americas, 6th Floor,, New York, New York (NY), 10019, (646) 593-7050

## Reporting persons
- Tribeca Strategic Partners Holdco LLC (CIK 0002130785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,916,667; sole dispositive power 0; shared dispositive power 4,916,667; aggregate amount beneficially owned 4,916,667 (25.6% of the class)
  Comment: Includes (i) 4,586,667 of the Issuer's (as defined below) Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares"), which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares"), at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities-- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291431) and (ii) 330,000 Class A Ordinary Shares underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Unit Purchase Agreement (as defined below) by and between Tribeca Strategic Partners Holdco LLC and the Issuer. Excludes 33,000 Class A Ordinary Shares which would be issued upon the conversion of 330,000 rights upon the consummation of the Issuer's initial business combination.
- Tribeca Strategic Partners LLC (CIK 0002094906): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,916,667; sole dispositive power 0; shared dispositive power 4,916,667; aggregate amount beneficially owned 4,916,667 (25.6% of the class)
  Comment: Includes (i) 4,586,667 of Class B Ordinary Shares which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities-- Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291431) and (ii) 330,000 Class A Ordinary Shares underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Unit Purchase Agreement (as defined below) by and between Tribeca Strategic Partners Holdco LLC and the Issuer. Excludes 33,000 Class A Ordinary Shares which will be issued upon the conversion of 330,000 rights upon the consummation of the Issuer's initial business combination.
- Timothy R. Ramdeen (CIK 0001962363): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,916,667; sole dispositive power 0; shared dispositive power 4,916,667; aggregate amount beneficially owned 4,916,667 (25.6% of the class)
  Comment: Includes (i) 4,586,667 of Class B Ordinary Shares which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291431) and (ii) 330,000 Class A Ordinary Shares underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Unit Purchase Agreement by and between Tribeca Strategic Partners Holdco LLC and the Issuer. Excludes 33,000 Class A Ordinary Shares which would be issued upon the conversion of 330,000 rights upon the consummation of the Issuer's initial business combination.
- Sukhvinder Gill (CIK 0002094927): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,916,667; sole dispositive power 0; shared dispositive power 4,916,667; aggregate amount beneficially owned 4,916,667 (25.6% of the class)
  Comment: Includes (i) 4,586,667 of Class B Ordinary Shares which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-291431) and (ii) 330,000 Class A Ordinary Shares underlying units (each unit consisting of one Class A Ordinary Share and one right to receive one tenth (1/10) of a Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Unit Purchase Agreement by and between Tribeca Strategic Partners Holdco LLC and the Issuer. Excludes 33,000 Class A Ordinary Shares which would be issued upon the conversion of 330,000 rights upon the consummation of the Issuer's initial business combination.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Name of issuer: Tribeca Strategic Acquisition Corp.
Address of issuer's principal executive offices: 1301 Avenue of the Americas, 6th Floor, New York, New York (NY), 10019

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

Tribeca Strategic Partners Holdco LLC ("Sponsor"), a Delaware limited liability company;

Tribeca Strategic Partners LLC, ("Sponsor Manager"), a Delaware limited liability company, managing member of the Sponsor; and Timothy R. Ramdeen and Sukhvinder Gill, as managing members of Sponsor Manager.
Residence or business address: The address for the principal business office of each Reporting Person is 1301 Avenue of the Americas, 6th Floor, New York, NY 10019.
Present principal occupation or employment: (c) Mr. Timothy R. Ramdeen is the Chief Executive Officer and Chairman and Mr. Sukhvinder Gill is the Chief Operating Officer, Chief Financial Officer and Director of the Issuer. Messrs. Ramdeen and Gill are the managing members of the Sponsor Manager, and the Sponsor Manager is the managing member of the Sponsor of the Issuer. The principal business of the Sponsor is to act as the Issuer's sponsor and the Sponsor Manager is to act as the managing member of the Sponsor.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Sponsor and the Sponsor Manager are organized under the laws of the State of Delaware. Mr. Ramdeen is a citizen of the United States of America. Mr. Gill is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Founder Shares (as defined below) was $10,000, approximately $0.0019 per share. The aggregate purchase price of the Placement Units (as defined below) was $3,300,000. The source of these funds was the working capital of Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
Founder Shares

On October 20, 2025, the Sponsor Manager acquired an aggregate of 6,708,333 Class B Ordinary Shares (the "Founder Shares"), for $10,000 pursuant to a securities subscription agreement (the "Securities Subscription Agreement"). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on November 10, 2025 (and is incorporated by reference herein as Exhibit 10.1).

On March 16, 2026, the Sponsor Manager contributed all 6,708,333 Founder Shares to the Sponsor in exchange for membership units of the Sponsor, of which 700,000 Class B Ordinary Shares were subject to forfeiture to the extent the underwriters did not exercise its over-allotment option in connection with the Issuer's initial public offering (the "IPO") in full. As of the date of this Schedule 13D, the underwriters have not exercised their 45-day over-allotment option to purchase up to an additional 2,100,000 units.

On April 16, 2026, the Sponsor surrendered 1,341,666 Founder Shares to the Issuer for no consideration. Immediately before effectiveness of the Issuer's registration statement, the Sponsor transferred 20,000 Founder Shares to each of the four independent directors of the Issuer as compensation for their services. Following and as a result of that acquisition, contribution, exchange, surrender and transfer of Founder Shares, the Sponsor is deemed to have purchased the founder shares for $0.0019 per share. The Founder Shares will automatically convert into shares of Class A Ordinary Shares at the time of the Issuer's initial business combination (the "Business Combination") on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Private Placement Units

On June 1, 2026, as part of a private placement units purchase agreement dated May 28, 2026 (the "Unit Purchase Agreement"), Sponsor purchased 330,000 placement units (the "Placement Units") from the Issuer for an aggregate purchase price of $3,300,000. Each Placement Unit consists of one Class A Ordinary Share ("Placement Share") and one right to receive one tenth (1/10) of a Class A Ordinary Share upon the consummation of the Business Combination ("Placement Share Right").

The foregoing description of the Unit Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which was filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed June 3, 2026 (and is incorporate by reference herein as Exhibit 10.4).

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the "Letter Agreement") with other parties named thereunder on May 28, 2026, pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares and any Class A Ordinary Shares purchased during or after the IPO (the "public shares") in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and any public shares in connection with the completion of the Business Combination in connection with a shareholder vote to approve an amendment to the Issuer's amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with the Issuer's Business Combination or certain amendments to the Issuer's amended and restated memorandum and articles of association prior thereto or to redeem 100% of the Issuer's public shares if the Issuer does not complete the Business Combination within 21 months from the closing of the IPO (the "Combination Period") or (B) with respect to any other provision relating to shareholders' rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares and the Placement Shares if the Issuer fails to complete the Business Combination within the Combination Period, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete the Business Combination within the Combination Period.

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination.

Further pursuant to the Letter Agreement, Sponsor has agreed not to transfer, assign or sell the Founder Shares and any Class A Ordinary Shares purchased during or after the IPO, as applicable, until the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Business Combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer's public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Pursuant to the Letter Agreement, Sponsor also has agreed that the Placement Units (including the underlying Placement Shares and the Class A Ordinary Shares issuable upon conversion of the Placement Share Rights) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain exceptions.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed June 3, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Sponsor and other parties named thereunder on May 28, 2026. Pursuant to the Registration Rights Agreement, holders of Founder Shares, Representative Shares (defined in Item 5 below), Placement Units (including securities underlying such Placement Units), any shares of Class A Ordinary Shares issuable upon conversion of the Founder Shares, and any units that may be issued in connection with working capital loans, in the Registration Rights Agreement are entitled to make up to three demands that the Issuer offer such securities in an underwritten offering. These holders also have certain "piggy-back" registration rights with respect to certain underwritten offerings the Issuer may conduct. The holders of the Placement Units (including the underlying securities) and the Class A Ordinary Shares issued to the underwriters also will be entitled to registration rights. These registration rights are limited to one demand and unlimited "piggy-back" rights for periods of five and seven years, respectively, from the commencement of sales of the IPO.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed June 3, 2026 (and is incorporated by reference herein as Exhibit 10.3).

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement and applicable rules, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares and percentage of ordinary shares that are beneficially owned by each of the Reporting Persons, as well as the number of ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 19,976,667 ordinary shares outstanding as of June 8, 2026, which includes:

(i) 14,000,000 Class A Ordinary Shares included in the units issued in the IPO, (ii) 5,366,667 Founder Shares, of which an aggregate of up to 700,000 of such shares remain subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised within the 45-day period following the closing of the IPO, (iii) 470,000 Class A Ordinary Shares included in the private placement units and (iv) 140,000 Class A Ordinary Shares issued to the underwriters of the IPO (the "Representative Shares").

Reporting Person: Tribeca Strategic Partners Holdco LLC
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

Reporting Person: Tribeca Strategic Partners LLC
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

Reporting Person: Timothy R. Ramdeen
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

Reporting Person: Sukhvinder Gill
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

The securities reported above are held of record by Sponsor and consist of the Founder Shares and the Placement Shares. If the underwriters do not exercise their over-allotment option to purchase up to an additional 2,100,000 units within 45 days of the closing of the IPO, 700,000 of the Founder Shares are subject to forfeiture.

Timothy R. Ramdeen and Sukhvinder Gill are the Managing Members of Tribeca Strategic Partners LLC, the managing member of the Sponsor. Consequently, Messrs. Ramdeen and Gill may be deemed to have beneficial ownership of the securities held of record by Sponsor.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of ordinary shares and percentage of ordinary shares that are beneficially owned by each of the Reporting Persons, as well as the number of ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared powerto vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 19,976,667 ordinary shares outstanding as of June 8, 2026, which includes:

(i) 14,000,000 Class A Ordinary Shares included in the units issued in the IPO, (ii) 5,366,667 Founder Shares, of which an aggregate of up to 700,000 of such shares remain subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised within the 45-day period following the closing of the IPO, (iii) 470,000 Class A Ordinary Shares included in the private placement units and (iv) 140,000 Class A Ordinary Shares issued to the underwriters of the IPO (the "Representative Shares").

Reporting Person: Tribeca Strategic Partners Holdco LLC
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

Reporting Person: Tribeca Strategic Partners LLC
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

Reporting Person: Timothy R. Ramdeen
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

Reporting Person: Sukhvinder Gill
Amount beneficially owned: 4,916,667
Percent of class: 25.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,916,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,916,667

The securities reported above are held of record by Sponsor and consist of the Founder Shares and the Placement Shares. If the underwriters do not exercise their over-allotment option to purchase up to an additional 2,100,000 units within 45 days of the closing of the IPO, 700,000 of the Founder Shares are subject to forfeiture.

Timothy R. Ramdeen and Sukhvinder Gill are the Managing Members of Tribeca Strategic Partners LLC, the managing member of the Sponsor. Consequently, Messrs. Ramdeen and Gill may be deemed to have beneficial ownership of the securities held of record by Sponsor.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Class A Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Securities Subscription Agreement, Unit Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated as of October 19, 2025, by and between the Issuer and Tribeca Strategic Partners LLC (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on November 10, 2025).

Exhibit 10.2 Letter Agreement, dated May 28, 2026, by and among the Issuer, Sponsor, and each of its officers, directors of the Issuer, and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed June 3, 2026).

Exhibit 10.3 Registration Rights Agreement, dated May 28, 2026, by and among the Issuer, the Sponsor, BTIG, LLC and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed June 3, 2026).

Exhibit 10.4 Private Placement Units Purchase Agreement, dated May 28, 2026, between the Issuer and the Sponsor (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed June 3, 2026).

Exhibit 99.1 Joint Filing Agreement.

## Signatures
- Tribeca Strategic Partners Holdco LLC: /s/ Timothy R. Ramdeen, Tribeca Strategic Partners LLC/Managing Member (06/08/2026)
- Tribeca Strategic Partners LLC: /s/ Timothy R. Ramdeen, Timothy R. Ramdeen/Managing Member (06/08/2026)
- Timothy R. Ramdeen: /s/ Timothy R. Ramdeen, Timothy R. Ramdeen (06/08/2026)
- Sukhvinder Gill: /s/ Sukhvinder Gill, Sukhvinder Gill (06/08/2026)